Exhibit 99.1

Immediate Report

Midroog Affirms Aa2.il Credit Rating for Bezeq Debentures

Assigns Negative Outlook

Tel Aviv, Israel - April 8, 2019 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that Midroog, the Israeli credit rating agency, affirmed a rating of Aa2.il for the Company’s debentures (unchanged from the previous rating) and assigned a negative outlook.

The rating reflects Midroog's estimation that Bezeq will continue to be the leading player in the telecommunications market in Israel, in all sectors of its operations, and that to a certain degree, the Company may curb the eroding profitability in the medium term through efficiency measures. At the same time, the release of the Company from having to pay dividends for at least the next two years will contribute to the improvement of its business and financial flexibility, although Midroog estimates that in the short term, a considerable part of the free cash flow will be directed towards payments for employee retirement.

The negative rating outlook reflects Midroog's assessment that Bezeq would be in a weaker operational position due to the ongoing erosion of its business profile in most of its business segments as well as the decline in the Company's financial profile, which is reflected in the debt coverage ratios.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.